Exhibit 1

PRESS RELEASE

CYREN Reports Second Quarter 2014 Results

Signs First End Users and Recognizes Initial CYREN WebSecurity Revenue

McLean, VA – August 19, 2014 – CYREN Ltd. (NASDAQ: CYRN), a global provider of cloud-based security solutions, today announced its second quarter 2014 financial results for the period ending June 30, 2014.

Second Quarter 2014 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $8.3 million for the second quarter of 2014 compared to $8.1 million for the sequential first quarter of 2014 and $8.1 million in the second quarter of 2013.

•
Non-GAAP revenues totaled $8.3 million for the second quarter of 2014 compared to $8.1 million for the sequential first quarter of 2014 and $8.2 million in the second quarter of 2013. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are accounted under GAAP based on fair value.

•
GAAP net loss for the second quarter of 2014 was $2.0 million compared to net loss of $2.1 million for the sequential first quarter of 2014 and a net loss of $0.7 million in the second quarter of 2013.

•	GAAP loss per basic and diluted share for the second quarter of 2014 was $0.08, compared to a loss of $0.08 for the sequential first quarter of 2014 and a loss of $0.03 in the second quarter of 2013.

•
Non-GAAP net loss for the second quarter 2014 was $1.1 million compared to non-GAAP net loss of $1.4 million for the sequential first quarter of 2014 and non-GAAP net income of $0.1 million in the second quarter of 2013.

•
Non-GAAP loss per basic and diluted share for the second quarter 2014 was $0.04, compared to non-GAAP loss of $0.05 for the sequential first quarter of 2014 and non-GAAP earnings per diluted share of $0.00 in the second quarter of 2013.

•	Cash provided by operating activities during the quarter was $0.3 million.

•	Cash as of June 30, 2014 was $3.1 million, compared to $2.3 million as of March 31, 2014. In addition, the company had drawn $5.3 million under its $7.5 million credit facility.

•
Subsequent to quarter end, CYREN completed a registered direct offering of ordinary shares and warrants.  The offering resulted in gross proceeds of $11.5 million, excluding placement agent fees and offering fees and excluding any proceeds to be received upon exercise of the warrants.

"We are very pleased with our continued progress in ramping our recently introduced cloud-based CYREN WebSecurity offering.  During the second quarter we expanded our global distribution partners, signed our first end users and began to recognize initial revenue," said Lior Samuelson, CEO and Chairman of the Board at CYREN.

"More recently, we strengthened our balance sheet with the successful completion of our registered direct offering," Samuelson added. "Proceeds from the offering combined with healthy demand trends in our profitable core detection business provide a solid foundation to support our growth strategy."

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Selected GAAP Measures to Non GAAP Measures.”

Business Highlights:

•
The company launched its CYREN Zero-Hour URL Phishing Feed, a powerful new service that allows its web and email security partners to block phishing sites before they reach unsuspecting end users. The CYREN Zero-Hour URL Phishing Feed identifies thousands of unique phishing URLs each day using a robust combination of Recurrent Pattern Detection™ technologies, phishing URL logic, automated crawling, and human analysis by CYREN GlobalView™ Security Lab researchers.

•
CYREN was awarded the TRUSTe Cloud Data Privacy Certification as well as EU and Swiss Safe Harbor Certifications recognized by the U.S. Department of Commerce. The TRUSTe Privacy Seal is recognized by millions of consumers as a sign of trust and demonstrates privacy best practices for personal data protection.

•
Beijing-based Byzoro Networks Ltd, a leading supplier of next-generation information security products, integrated CYREN Embedded Antivirus, Anti-Spam and URL Filtering technologies in its family of PatrolFlow security appliances.

•
The New Saints Football Club (TNS), a member of the Corbett Sports Welsh Premier League and the Union of European Football Associations (UEFA), became one of the first UK organizations to adopt the cloud-based CYREN WebSecurity solution. CYREN WebSecurity was chosen through VCW Security, a leading UK distributor of IT security solutions and new CYREN partner.

•	During the second quarter, the company has increased its base of CYREN WebSecurity partners to 18, including distributors and resellers in 15 countries.

o
imatrix, a Tokyo-based corporation, is the latest partner to offer the cloud-based CYREN WebSecurity and CYREN EmailSecurity solutions. imatrix will offer these services to its channel partners, telecom service providers as well as enterprises throughout the Japanese market.

o
AvailaSoft, a leading security vendor with a large network of customers mostly located throughout the Asia-Pacific region, signed a distribution agreement in July 2014. AvailaSoft will initially begin offering bundled CYREN WebSecurity services through its long-time partners in Australia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.

o
IMPROVES B.V., a value added ICT security solution provider based near Rotterdam, will begin offering its Benelux customers a cloud-based IMPROVES WebSecurity service to addresses its customers' ever-increasing security needs for mobile employees.

o
Hermitage Solutions SARL, a distributor of IT security solutions based in Lyon, France, signed a distribution agreement in June 2014. With a network of more than 200 qualified and active resellers throughout France as well as Belgium, Estonia, Latvia, Lithuania and Luxemburg, Hermitage Solutions is one of CYREN’s largest European distributors to date for its new Security as a Service (SecaaS) solutions.

o
Komtera, a value added IT distributor based in Istanbul, Turkey, signed a distribution agreement in June 2014. Serving more than 300 resellers with more than 7,000 end-user organizations countrywide, Komtera stands as a significant partner for CYREN WebSecurity and its entry into Turkey. Komtera is also set to offer the cloud-based CYREN EmailSecurity solution later this year.

o
NexTek, an IT services and solutions company based in Mumbai, India announced a multi-year national distribution agreement in May.  More than 30 NexTek reseller partners are expected to offer CYREN solutions to their end customers. To assist in servicing the NexTek partnership and CYREN’s continuing embedded business in the region, CYREN  opened its first data center in India in June 2014.

Business Outlook

Based on current expectations, the company is reiterating its financial outlook for the full year 2014.  CYREN anticipates that its core embedded business will be maintained, with flat to low single digit revenue growth during 2014 and that its recently launched CYREN WebSecurity offering will be incremental to this growth. The company plans to continue to invest the cash flow from its core business to accelerate the development and rollout of its cloud strategy.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, acquisition related costs, onetime settlement agreements, reorganization expenses and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, August 19th, 2014, at 10:00 a.m. ET to discuss its second quarter 2014 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-8289
Israel Dial-in Number: 1-80-940-6247
International Dial-in Number: 1-201-689-8341
at:

10:00 a.m. Eastern Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live on the investor relations section of CYREN’s website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN’s corporate website.

About CYREN
CYREN is a leading provider of cloud-based security solutions that deliver powerful protection through global data intelligence. Regardless of the device or its location, CYREN's easily deployed web, email, and anti-malware products deliver uncompromising protection in both embedded and Security as a Service (SecaaS) deployments. Organizations rely on CYREN's cloud-based threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services. The CYREN GlobalView™ Cloud Platform leverages Recurrent Pattern Detection™ technologies to protect more than 550 million users in 190 countries. CYREN is traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange (TASE) under the trading symbol "CYRN." Visit the CYREN GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenWeb

This press release contains forward-looking statements, including projections about the company’s business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Monica Gould
The Blueshirt Group
+1 212 871 3927
monica@blueshirtgroup.com

Israel Investor Contact
Iris Lubitch
EffectiveIR
+972 54 2528007
iris@FinCom.co.il

Company Contact:
Mike Myshrall, Interim CFO
CYREN
703.760.3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of U.S. dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$8,262	$8,055	$16,352	$15,980

Cost of revenues	2,065	1,756	4,087	3,534

Gross profit	6,197	6,299	12,265	12,446

Operating expenses:

Research and development, net	3,081	2,182	5,981	4,446

Sales and marketing	3,137	2,537	6,129	5,302

General and administrative	1,882	2,263	4,149	4,478

Total operating expenses	8,100	6,982	16,259	14,226

Operating loss	(1,903)	(683)	(3,994)	(1,780)

Other income	-	-	200	-

Financial expense, net	(167)	(358)	(463)	(543)

Net loss before taxes	(2,070)	(1,041)	(4,257)	(2,323)

Tax benefit	75	296	120	319

Net loss	$(1,995)	$(745)	$(4,137)	$(2,004)

Loss per share - basic	$(0.08)	$(0.03)	$(0.16)	$(0.08)

Loss per share - diluted	$(0.08)	$(0.03)	$(0.16)	$(0.08)

Weighted average number of shares outstanding:
Basic	26,577	26,128	26,548	26,032

Diluted	26,577	26,128	26,548	26,032

CYREN LTD.
RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(1,903)	$(683)	$(3,994)	$(1,780)
Stock-based compensation (1)	357	344	661	674
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	467	329	891	765
Adjustment to earn-out liabilities (4)	-	-	-	(3)
Executive terminations (6)	69	-	208	165
Adjustment to deferred revenues (7)	52	141	104	337
Settlement agreements (8)	-	75	-	75
Re organization expenses (9)	-	-	75	-

Non-GAAP operating profit (loss)	$(958)	$206	$(2,055)	$375

GAAP net loss	$(1,995)	$(745)	$(4,137)	$(2,004)
Stock-based compensation (1)	357	344	661	674
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	467	329	891	765
Adjustment to earn-out liabilities (4)	96	261	189	431
Income taxes (5)	(113)	(279)	(214)	(371)
Executive terminations (6)	69	-	208	165
Adjustment to deferred revenues (7)	52	141	104	337
Settlement agreements (8)	-	75	(200)	75
Reorganization expenses (9)	-	-	75	-

Non-GAAP net income (loss)	$(1,067)	$126	$(2,423)	$214

GAAP loss per share (dilluted)	(0.08)	(0.03)	(0.16)	(0.08)
Stock-based compensation (1)	0.01	0.01	0.02	0.03
Other acquisition related costs (2)	0.00	0.00	0.00	0.01
Amortization of intangible assets (3)	0.02	0.01	0.04	0.03
Adjustment to earn-out liabilities (4)	0.00	0.01	0.01	0.02
Income taxes (5)	(0.00)	(0.01)	(0.01)	(0.01)
Executive terminations (6)	0.00	0.00	0.01	0.01
Adjustment to deferred revenues (7)	0.00	0.01	0.00	0.01
Settlement agreements (8)	0.00	0.00	(0.01)	0.00
Reorganization expenses (9)	0.00	0.00	0.00	0.00

Non-GAAP earnings (loss) per share (basic and diluted)	$(0.04)	0.00	$(0.09)	0.01

Numbers of shares used in computing non-GAAP earnings per share (basic and diluted)	26,577	26,132	26,548	26,191

(1) Stock-based compensation
Cost of revenues	$13	$14	$25	$26
Research and development	74	63	147	121
Sales and marketing	72	76	144	135
General and administrative	198	191	345	392

	$357	$344	$661	$674
(2) Other acquisition related costs
General and administrative	$-	$-	$-	$142

	$-	$-	$-	$142
(3) Amortization of intangible assets
Cost of revenues	$235	$142	$432	$330
Sales and marketing	232	187	459	435

	$467	$329	$891	$765
(4) Adjustment to earn-out liabilities
General and administrative	$-	$-	$-	$(3)
Financial expenses, net	96	261	189	434

	$96	$261	$189	$431
(5) Income taxes
Deferred tax asset - tax benefit	$(113)	$(279)	$(214)	$(371)

	$(113)	$(279)	$(214)	$(371)
(6) Executive terminations
General and administrative	$69	$-	$208	$165

	$69	$-	$208	$165
(7) Adjustment to deferred revenues
Revenues	$52	$141	$104	$337

	$52	$141	$104	$337
(8) Settlement agreements
General and administrative	$-	$75	$-	$75
Other income	-	-	(200)	-

	$-	$75	$(200)	$75

(9) Reorganization expenses
General and administrative	$-	$-	$75	$-

	$-	$-	$75	$-

CYREN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	June 30	December 31
	2014	2013
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$3,104	$3,757
Trade receivables, net	4,831	5,178
Deferred tax assets	16	48
Prepaid expenses and other receivables	1,446	1,988
Total current assets	9,397	10,971

Lease deposits	80	74
Severance pay fund	706	819
Property and equipment, net	2,622	2,674
Goodwill and intangible assets, net	35,287	36,395
Total long-term assets	38,695	39,962
Total assets	$48,092	$50,933

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$5,301	$3,245
Trade payables	661	859
Employees and payroll accruals	2,772	3,102
Deferred tax liability	56	-
Accrued expenses and other liabilities	1,180	1,366
Earn-out consideration	2,704	1,428
Deferred revenues	4,319	4,499
Total current liabilities	16,993	14,499

Deferred revenues	1,420	1,646
Deferred tax liability	2,517	2,749
Earn-out consideration	1,387	2,857
Accrued severance pay	787	873
Total long-term liabilities	6,111	8,125

Shareholders’ equity	24,988	28,309
Total liabilities and shareholders’ equity	$48,092	$50,933

CYREN LTD.
 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(1,995)	$(745)	$(4,137)	$(2,004)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	321	278	642	497
Stock based compensation	357	344	661	674
Amortization of intangible assets	467	329	891	765
Accrued interest, accretion of discount and exchange rate differences on credit line	4	(2)	56	(2)
Accretion and change in fair value of earn-out consideration, net	96	261	189	431

Changes in assets and liabilities:
Trade receivables	1,099	1,195	358	812
Deferred taxes	(18)	(279)	(119)	(372)
Prepaid expenses and other receivables	310	(102)	535	(1,002)
Trade payables	(426)	474	(258)	88
Employees and payroll accruals, accrued expenses and other liabilities	718	61	(498)	(516)
Deferred revenues	(612)	(321)	(410)	1,958
Accrued severance pay, net	3	(22)	27	(9)
Net cash provided by (used in) operating activities	324	1,471	(2,063)	1,320

Cash flows from investing activities:

Change in long-term lease deposits	(7)	(8)	(5)	(6)
Investment in affiliate	-	(80)	-	(80)
Purchase of property and equipment	(212)	(755)	(558)	(1,336)
Net cash used in investing activities	(219)	(843)	(563)	(1,422)

Cash flows from financing activities:

Proceeds from credit line	1,000	3,005	2,000	3,005
Payment of earn-out consideration	(351)	(3,994)	(351)	(3,994)
Proceeds from options exercised	33	433	328	919
Net cash provided by (used in) financing activities	682	(556)	1,977	(70)
Effect of exchange rate changes on cash and cash equivalents	(10)	6	(4)	(14)
Increase (decrease) in cash and cash equivalents	787	72	(649)	(172)
Cash and cash equivalents at the beginning of the period	2,327	4,873	3,757	5,137
Cash and cash equivalents at the end of the period	$3,104	$4,951	$3,104	$4,951